SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2

TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934.

INLAND REAL ESTATE CORPORATION

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

5.0% CONVERTIBLE SENIOR NOTES DUE 2029
(Title of Class of Securities)

457461AC5

(CUSIP Number of Class of Securities)

Beth Sprecher Brooks
Inland Real Estate Corporation
2901 Butterfield Road
Oak Brook, Illinois 60523
(630) 218-8000
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Michael J. Choate, Esq.

Proskauer Rose LLP

Three First National Plaza

70 West Madison

Suite 3800

Chicago, Illinois 60602-4342

(312) 962-3567

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$29,945,375.00	$3,479.66

*

Calculated solely for purposes of determining the filing fee. The purchase price of the 5.0% Convertible Senior Notes due 2029 (the “Notes”), as described herein, is $1,000 per $1,000 principal amount of the Notes, plus accrued and unpaid interest to, but not including, the repurchase date. As of October 15, 2014, there was $29,215,000 in aggregate principal amount of Notes outstanding and it is expected that there will be accrued and unpaid interest due equal to $25.00 per $1,000 principal amount of the Notes, resulting in an aggregate maximum purchase price of $29,945,375.00.

**	The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $116.20 for each $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $3,479.66	Filing Party: Inland Real Estate Corporation
	Form or Registration No.: 005-59279	Date Filed: October 16, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐ third-party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.
	☒ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission on October 16, 2014, by Inland Real Estate Corporation (the “Company”), as subsequently amended and supplemented, with respect to the right of each holder of the Company’s 5.0% Convertible Senior Notes due 2029 (the “Notes”) to sell and the requirement of the Company to purchase the Notes, upon the terms and subject to the conditions set forth in the Notes, the indenture governing the Notes and the Company Notice dated October 16, 2014.

This Amendment No. 2 to Schedule TO is intended to satisfy the filing and disclosure requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934.

Items 1 through 9.

Items 1 through 9 of the Schedule TO are hereby amended and supplemented as follows to correct the date mistakenly identified as the third business day prior to the Redemption Date, which date is November 25, 2014, but was mistakenly identified in Amendment No. 1 as November 26, 2014:

Call for Redemption

On October 29, 2014, the Company announced that it is calling for redemption on December 1, 2014 (the “Redemption Date”), all of the outstanding Notes. The redemption price will be 100% of the principal amount thereof, plus accrued and unpaid interest thereon to, but excluding, the Redemption Date equal to $2.22 per $1,000 principal amount redeemed.

In lieu of redemption, a holder may surrender for conversion any of the Notes called for redemption at any time prior to the close of business on November 25, 2014, the third business day prior to the Redemption Date.  The right to convert the Notes pursuant to the Indenture will expire after the close of business on the third business day prior to the Redemption Date unless the Company defaults in making the payment due upon redemption.  A holder may convert fewer than all of its Notes so long as the Notes converted are an integral multiple of $1,000 principal amount and the remaining principal amount of the Notes is in an authorized denomination. The current conversion rate of the Notes is 102.8807 shares of the Company’s common stock per $1,000 principal amount of the Notes. Holders who wish to convert its Notes must comply with the Indenture, including without limitation the procedure relating to conversion in Section 4.02 of the Indenture.

Item 12. Exhibits.

See the Exhibit Index immediately following the signature page.

Item 13. Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 6, 2014	INLAND REAL ESTATE CORPORATION

	By:	/s/ MARK E. ZALATORIS
Mark E. Zalatoris
President and Chief Executive Officer

EXHIBIT INDEX

(a)(1)(A)	Company Notice to Holders of 5.0% Convertible Senior Notes due 2029, dated October 16, 2014.*

(a)(1)(B)	Amendment No. 1 to Company Notice to Holders of 5.0% Convertible Senior Notes due 2029, dated October 29, 2014.*

(a)(1)(C)	Amendment No. 2 to Company Notice to Holders of 5.0% Convertible Senior Notes due 2029, dated November 6, 2014.**

(a)(5)(A)	Press Release issued on October 16, 2014.*

(a)(5)(B)	Notice of Redemption, dated October 29, 2014.*

(a)(5)(C)	Amendment No. 1 to Notice of Redemption, dated November 6, 2014.**

(b)(1)

Fifth Amended and Restated Credit Agreement, dated as of August 21, 2012, among Inland Real Estate Corporation and KeyBank National Association, as Lender and Administrative Agent; Wells Fargo Bank, National Association and Bank of America, N.A., as Lenders and Co- Syndication Agents; KeyBanc Capital Markets, Wells Fargo Securities, LLC, and Merrill Lynch, Pierce, Fenner and Smith Incorporated, as Co-Lead Arrangers; RBS Citizens, National Association d/b/a Charter One, as a Lender and as Co-Documentation Agent; BMO Capital Markets, as Co- Documentation Agent; PNC Bank, National Association as a Lender and the other entities which may become parties as additional Lenders (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on August 27, 2012 (file number 001-32185)).

(b)(2)

Reformation and Modification of Fifth Amended and Restated Credit Agreement dated July 3, 2014, effective as of August 21, 2012 (incorporated herein by reference to Exhibit 10.10 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014, as filed with the SEC on August 8, 2014 (file number 001-32185)).

(b)(3)

First Amendment to Fifth Amended and Restated Credit Agreement, dated as of August 23, 2013 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on August 29, 2013 (file number 001-32185)).

(b)(4)

Reformation and Modification of Fifth Amended and Restated Credit Agreement dated April 23, 2013, effective as of August 21,2012 (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013, as filed by the Company with the SEC on August 8, 2013 (file number 001-32185)).

(b)(5)

Second Amendment to Fifth Amended and Restated Credit Agreement, dated as of July 31, 2014 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on August 6, 2014 (file number 001-32185)).

(d)(i)

Inland Real Estate Corporation 5.0% Convertible Senior Notes Due 2029 Indenture, dated as of August 10, 2010, between Inland Real Estate Corporation and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated August 16, 2010, as filed by the Company with the SEC on August 16, 2010 (file number 001-32185)).

(d)(ii)

Form of 5.0% Convertible Senior Note due 2029 (incorporated by reference to Exhibit A-1 of Exhibit 4.1 to the Company’s Current Report on Form 8-K dated August 16, 2010, as filed by the Company with the SEC on August 16, 2010 (file number 001-32185)).

(d)(iii)

Inland Real Estate Corporation 2014-2016 Long-Term Incentive Program (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on May 6, 2014 (file number 001-32185)).

(d)(iv)	Fifth Articles of Amendment and Restatement of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on August 8, 2013 (file number (001-32185)).

(d)(v)

First Amendment to the Limited Partnership Agreement of INP Retail, L.P. made and entered into as of October 9, 2012 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on October 15, 2012 (file number 001-32185)).

(d)(vi)

Amended and Restated Bylaws of the Company effective August 5, 2013 (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on August 8, 2013 (file number 001-32185)).

(d)(vii)	Dividend Reinvestment Plan of the Company (incorporated herein by reference to the Company’s Form S-3 Registration Statement, as filed with the SEC on July 15, 2009 (file number 333-160582)).

(d)(viii)

2005 Equity Award Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated June 23, 2005, as filed with the SEC on June 28, 2005 (file number 001-32185)).

(d)(ix)

Employment Agreement between Inland Real Estate Corporation and Mark E. Zalatoris, effective as of January 1, 2014 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on May 6, 2014 (file number 001-32185)).

(d)(x)

Employment Agreement between Inland Real Estate Corporation and Brett A. Brown, effective as of January 1, 2014 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on May 6, 2014 (file number 001-32185)).

(d)(xi)

Employment Agreement between Inland Real Estate Corporation and D. Scott Carr, effective as of January 1, 2014 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on May 6, 2014 (file number 001-32185)).

(d)(xii)

Employment Agreement between Inland Real Estate Corporation and Beth Sprecher Brooks, effective as of January 1, 2014 (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on May 6, 2014 (file number 001-32185)).

(d)(xiii)

Employment Agreement between Inland Real Estate Corporation and William W. Anderson, effective as of January 1, 2014 (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on May 6, 2014 (file number 001-32185)).

(d)(xiv)

Limited Partnership Agreement of INP Retail, L.P., dated June 3, 2010 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated June 3, 2010, as filed with the SEC on June 9, 2010 (file number 001-32185)).

(d)(xv)

Form of Account Agreements, dated as of December 22, 2009 and May 24, 2007, between Deutsche Bank Securities Inc. and Daniel L. Goodwin (incorporated herein by reference to Exhibit (d)(xvii) to the Company’s Tender Offer Statement on Schedule TO filed with the SEC on October 17, 2011 (file number 005-59279)).

(d)(xvi)

Form of Account Agreement, dated as of September 14, 2009, between Deutsche Bank Securities Inc. and Eagle I Financial Corporation (incorporated herein by reference to Exhibit (d)(xviii) to the Company’s Tender Offer Statement on Schedule TO filed with the SEC on October 17, 2011 (file number 005-59279)).

(d)(xvii)

Fifth Amended and Restated Ownership Interests Pledge and Security Agreement, dated as of August 30, 2010, between Inland Real Estate Investment Corporation, Inland Investment Stock Holding Corporation and Partnership Ownership Corporation, collectively as Pledgor, and Bank of America, N.A., as Administrative Agent (incorporated herein by reference to Exhibit (d)(xix) to the Company’s Tender Offer Statement on Schedule TO

filed with the SEC on October 17, 2011 (file number 005-59279)).

(d)(xviii)

Sales Agency agreement, dated November 16, 2012, among Inland Real Estate Corporation, BMO Capital Markets, Jeffries & Company, Inc. and KeyBanc Capital Markets, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on November 16, 2012 (file number 00132185)).

(d)(xix)	2014 Equity Award Plan (incorporated herein by reference to the Company’s Definitive Annual Meeting Proxy Statement on Schedule 14A, as filed with the SEC on April 30, 2014 (file number 001-32185)).

(d)(xx)

Articles Supplementary designating the Company’s 6.95% Series B Cumulative Redeemable Preferred Stock, $0.01 par value per share (incorporated by reference to Exhibit 3.2 of the Company’s registration statement on Form 8-A filed with the SEC on October 14, 2014).

(g)	Not applicable.

(h)	Not applicable.

* Previously filed.

** Filed herewith.